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AUG 29 2016
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-7541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORSEY & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 Gravier Street
(No. and Street)

New Orleans	LA	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond A. Thompson (504) 592-3266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLC
(Name – *if individual, state last, first, middle name*)

3330 W. Esplanade Ave, Ste 100	Metairie	LA	70072
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond A. Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorsey & Company, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Ray Thompson
Signature

SrVP / COO / CCO
Title

Notary Public Mary G Dorsey LA Bar 17943

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORSEY & COMPANY, INC.

TABLE OF CONTENTS

June 30, 2016

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA[*]
WILSON A. LaGRAIZE, JR., CPA/CFF[†]
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
[*]A Professional Accounting Corporation
[†]Certified Forensic Accountant

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Dorsey & Company, Inc.

We have audited the accompanying statement of financial condition of Dorsey & Company, Inc. (the Company) as of June 30, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorsey & Company, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
August 25, 2016

SUITE 100 3330 WEST ESPLANADE AVENUE
METAIRIE, LOUISIANA 70002

CPAMERICA INTERNATIONAL
Crowe Horwath International.

(504) 838-9991 • FAX (504) 833-7971
www.kl-cpa.com

DORSEY & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2016

ASSETS

		2016
ASSETS		
Cash and cash equivalents	$	155,298
Deposits held by clearing broker, restricted		52,234
Accounts receivable investment advisory fees		116,781
Receivable from clearing broker		1,439,557
Securities owned, held at clearing broker, at fair value		360,087
Property and equipment, net of accumulated depreciation of $137,108		46,524
Other assets		59,486
TOTAL ASSETS	$	2,229,967

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	639,529
TOTAL LIABILITIES		639,529
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, authorized – 200,000 shares each Class A and Class B, issued – 51,450 shares Class A and 3,270 shares Class B		54,720
Additional paid-in capital		282,989
Retained earnings		1,920,636
Treasury stock, at cost – 48,550 shares		(667,907)
TOTAL STOCKHOLDERS' EQUITY		1,590,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,229,967

DORSEY & COMPANY, INC.

STATEMENT OF INCOME

For the Year Ended June 30, 2016

	2016
REVENUES	
Net dealer inventory and investment gains	$ 1,932,480
Investment advisory fees	2,227,909
Commission income	501,654
Interest and dividends	105,421
Other income	334,713
TOTAL REVENUES	5,102,177
EXPENSES	
Employee compensation and benefits	3,884,907
Brokerage commissions and fees	81,949
Occupancy	90,844
Other operating and general and administrative expenses	933,413
TOTAL EXPENSES	4,991,113
INCOME BEFORE INCOME TAX EXPENSE	111,064
INCOME TAX EXPENSE	13,600
NET INCOME	$ 97,464

The accompanying notes are an integral part of these financial statements

DORSEY & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2016

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - June 30, 2015	$ 51,450	$ 2,640	$ 265,104	$ 1,938,172	$ (667,907)	$ 1,589,459
Net Income	-	-	-	97,464	-	97,464
Stock Issuance	-	630	17,885	-	-	18,515
Dividends to Stockholders	-	-		(115,000)	-	(115,000)
Balance - June 30, 2016	$ 51,450	$ 3,270	$ 282,989	$ 1,920,636	$ (667,907)	$ 1,590,438

DORSEY & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 97,464
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	263
Net (increase) decrease in operating assets	
Deposits held by clearing broker, restricted	(153)
Accounts receivable investment advisory fee	(67,794)
Receivable from clearing broker	(786,136)
Securities owned, held at clearing broker	715,766
Other assets	(27,535)
Net increase (decrease) in operating liabilities	
Accounts payable and accrued liabilities	8,796
NET CASH USED IN OPERATING ACTIVITIES	(59,329)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(115,000)
Stock issuance	18,515
NET CASH USED IN FINANCING ACTIVITIES	(96,485)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(155,814)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	311,112
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 155,298
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 27,503
Taxes paid during the year	$ 49,400

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Dorsey & Company, Inc. (the Company) operates from its office in New Orleans, Louisiana, as a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a non-clearing broker under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) which provides an exemption from certain requirements of the Customer Protection Rule by requiring that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. As such, the Company has an agreement with a third-party clearing organization to clear and carry its customers' margin, cash accounts, and transactions on a fully-disclosed basis. The Company also operates as a Registered Investment Advisor (RIA) and is registered with the SEC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line basis over the estimated useful lives of the assets.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are carried at fair value with related unrealized gains and losses included in income. Investment advisory fees are billed quarterly in advance and are recognized as earned on a pro-rata basis over the term of the contract.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes - Continued

rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising & Marketing

The Company expenses the costs of advertising and marketing as they are incurred. Advertising and marketing expense totaled $28,384 for the year ended June 30, 2016.

Statement of Liabilities Subordinated to the Claims of General Creditors

The Statement of Liabilities Subordinated to the Claims of General Creditors has been omitted since the Company had no such liabilities as of or during the year ended June 30, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes First Clearing, LLC (First Clearing) as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $50,000. At June 30, 2016, $52,234, of cash and/or securities was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

Accounts receivable from clearing broker represents net uncollected commissions and fees due from clearing broker, plus net deposits of cash and/or securities held at clearing broker.

NOTE 4 – SECURITIES

Securities owned, held at clearing broker, consist of the Company's trading accounts at fair value. These investments as of June 30, 2016, are summarized as follows:

Securities owned, held at clearing broker:		2016
State and municipal bonds	$	326,935
Corporate bonds, stocks, other		33,152
	$	360,087

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities, debt securities not listed on an exchange, and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at June 30, 2016.

NOTE 4 – SECURITIES - Continued

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis as follows:

State and Municipal Bonds, Corporate Bonds – These securities consist of debt obligations that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

U.S. Equities, Other – These securities are actively traded on a national securities exchange (or reported on the NASDAQ national market), traded over-the-counter (OTC) or are mutual funds and are stated at the last reported sales price on the day of valuation.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2016:

	ASSETS AT FAIR VALUE AS OF JUNE 30, 2016			
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, held by clearing broker:				
State and municipal bonds	$ -	$ 326,935	$ -	$ 326,935
Corporate bonds	$ -	$ 27,802	$ -	$ 27,802
U.S. equities, other	5,350	-	-	5,350
	$ 5,350	$ 354,737	$ -	$ 360,087

NOTE 5 – PROPERTY AND EQUIPMENT

Components of property and equipment by major classifications at June 30, 2016 were as follows:

	2016
Furniture and fixtures	$ 51,400
Telephone system	36,981
Leasehold improvements	71,670
Computer equipment	23,581
	183,632
Less accumulated depreciation	(137,108)
	$ 46,524

Depreciation charged to operations amounted to $6,296 for the year ended June 30, 2016.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives compensation for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is generally required to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities) within three business days. The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At June 30, 2016, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space from a related party under an operating lease expiring in November 2021. The future minimum lease payments under this operating lease are as follows:

Year Ending June 30,	Amount
2017	$ 71,700
2018	71,700
2019	71,700
2020	71,700
2021	71,700
Through November 2021	29,875
	$ 388,375

Rent expense under this lease totaled $71,700 for the year ended June 30, 2016.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, in consultation with legal counsel, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a noncontributory profit sharing plan covering substantially all employees. Contributions by the Company are discretionary. Approximately $194,000 was contributed to the plan by the Company for the year ended June 30, 2016.

The Company has a retirement plan under section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are required pursuant to a safe harbor exemption applicable to top-heavy plans. Approximately $69,010 was contributed to the plan by the Company for the year ended June 30, 2016.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 to 1.

At June 30, 2016, the Company had Net Capital of $1,340,941 which was $1,090,941 in excess of its required Net Capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .477 to 1 at June 30, 2016.

NOTE 9 – GUARANTEES

The Company clears all of its securities transactions through First Clearing on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and First Clearing, First Clearing has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As First Clearing's right to charge the Company has no maximum amount and applies to all trades executed through First Clearing, the Company believes there is no maximum amount assignable to this right. At June 30, 2016, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

NOTE 10 – OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may execute transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should First Clearing, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of First Clearing and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice. The Company had amounts on deposit in banks at June 30, 2016 of $232,368 which did not exceed the federally insured limit.

NOTE 11 – INCOME TAXES

Components of income tax expense are as follows for the year ended June 30, 2016:

	2016
Current	13,600
Deferred	-
	$ 13,600

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of tax-exempt income, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the dividends-received deduction.

NOTE 11 – INCOME TAXES - Continued

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after June 30, 2012 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of June 30, 2016.

NOTE 12 – STOCKHOLDERS' EQUITY

Class A common stockholders are entitled to one vote per share. Class B common stockholders are entitled to one tenth of one vote per share.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company leases office space from a related party as disclosed in Note 6. Rent paid to such related party totaled $71,700 for the year ended June 30, 2016.

DORSEY & COMPANY, INC.

SUPPLEMENTAL INFORMATION

As of June 30, 2016

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total Stockholders' Equity		$ 1,590,438
Deductions and/or charges:		
Non-Allowable assets:		
Property and equipment, net		(46,524)
Accounts receivable investment advisory fees		(116,781)
Other assets		(59,486)
Net Capital before haircuts on securities positions		1,367,647
Haircuts on securities		(26,706)
Net Capital		$ 1,340,941
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS:		
Total Aggregate Indebtedness	$ 639,529	
Computed Net Capital required (6 2/3% of Aggregate Indebtedness)	42,635	
Statutory minimum Net Capital requirement	250,000	
Net Capital requirement (greater of computed or statutory amount)		250,000
Excess Net Capital		$ 1,090,941
Excess Net Capital at 1000% (Net Capital, less 120% of statutory minimum Net Capital required)		$ 1,040,941
Ratio: Aggregate Indebtedness to Net Capital		.477 to 1

DORSEY & COMPANY, INC.

SUPPLEMENTAL INFORMATION
As of June 30, 2016

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION – Continued

There were no material differences between this computation of Net Capital and the corresponding calculation prepared by the Company.

DORSEY & COMPANY, INC.

SUPPLEMENTAL INFORMATION

As of June 30, 2016

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS, INFORMATION RELATING TO POSSESSION OR CONTROL,
AND SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

The company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transaction are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA*
WILSON A. LaGRAIZE, JR., CPA/CFF†
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
**A Professional Accounting Corporation*
†Certified Forensic Accountant

MARY ANNE GARCIA, CPA
WILLIAM B. HAMILTON, CPA
KATHARINE M. LASSITER, CPA
RICHARD J. RUMNEY, CPA

Members
American Institute of CPA's
Society of Louisiana CPA's

Report of Independent Registered Public Accounting Firm

To the Stockholders
Dorsey & Company, Inc.

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Dorsey & Company, Inc. (the Company) identified provision 17 C.F.R. § 15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kushner LaGraize, LLC

Metairie, Louisiana
August 25, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of Dorsey & Company Inc. (the Company), are responsible for complying with the requirements of 17 C.F.R. §15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act"). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2016, and during the period from July 1, 2015 through June 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2016, without exception.

Dorsey & Company Inc.

Ray Thompson

Raymond A. Thompson, SRVP/COO/CCO

Date August 25, 2016